September 9, 2015

VIA EDGAR Mr. Jay Williamson Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:               Dividend and Income Fund (the "Fund")
Post-Effective Amendment No. 1 to Registration Statement on Form N-2
File Numbers 333-203126; 811-08747
Dear Mr. Williamson:
On behalf of the Fund, by this letter, we hereby respond to comments received from you on September 4, 2015, regarding Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement").
The Fund understands that:  (1) should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.
Offering
1.
Comment:  In prior conversations you indicated an intention to engage in an offering in the near future; please tell us what type of offering (i.e., type of security, distribution channel and price).  Please note that we may have further comments.

Response:  The Fund intends to engage in a non-transferable rights offering in the near future.  The rights offering provides existing Fund shareholders with the opportunity to purchase additional Shares at a price below market value, and potentially below net asset value ("NAV"), without paying any commissions.  The subscription price per Share (the "Subscription Price") will be based on a formula equal to 95% of the market price per Share (the "Formula Price").  If, however, the Formula Price is less than 80% of the NAV per Share on the expiration date, then the Subscription Price will be 80% of the NAV per Share on such date.   The holders of rights may subscribe in aggregate for up to 2,900,000 Shares, which the Fund may increase through the exercise of an over-allotment option by up to 25%, or up to an additional 725,000 Shares, for an aggregate total of up to 3,625,000 new Shares. The Fund will engage an information and subscription agent for the rights offering, but no underwriter or broker-dealers.

Preferred Stock
2.
Comment:  If accurate, please confirm that the Fund does not intend to issue preferred stock within twelve months of effectiveness.  Otherwise, provide appropriate strategy and risk disclosure related to the Fund's issuance of preferred stock.

Response:  The Fund confirms that it does not intend to issue preferred stock within twelve months of effectiveness.
N-CSRS
3.
Comment:  Your financial statements in your N-CSRS reflect 5.3 million in unrealized appreciation for the six months ended June 30, 2015.  It appears unrealized appreciation contributed significantly to results of operations, but there is no reference to it in your shareholder letter.  In future filings, please consider providing enhanced disclosure regarding specific items that contributed significantly to your results while explaining how such items relate to strategy and results.  Please provide model disclosure based on June 30, 2015 figures.

Response: The following sets forth the pertinent part of the June 20, 2015 N-CSRS shareholder letter, with proposed enhanced model disclosure added (underlined):
In view of these economic developments, the Fund's strategy in the first half of 2015 was to emphasize large, quality companies across a broad array of industries. Generally, the Fund held income generating equity securities to augment the Fund's net investment income, sold investments that had appreciated to levels reflecting full valuation, and reviewed the investment thesis on holdings whose market values had declined. Accordingly, in the first six months of 2015, the Fund's net investment income, net realized gain on investments, and unrealized depreciation on investments were, respectively, $1,380,081, $3,565,824, and $5,336,757, which contributed significantly to the Fund's net asset value return of 0.16%, including the reinvestment of dividends.  The Fund's market return, also including the reinvestment of dividends, was (1.23)%. Generally, the Fund's total return on a market value basis will be lower than total return on a net asset value basis in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. For comparison, in the same period, the S&P 500 Index total return was 1.23% and the BofA Merrill Lynch US High Yield Master II Total Return Index returned 2.49%. The indexes are unmanaged and do not reflect fees and expenses, nor are they available for direct investment.
At June 30, 2015, the Fund's portfolio included over 100 securities of different issuers, with the top ten amounting to approximately 17% of total assets. At that time, the Fund's investments totaled approximately $160 million, reflecting the use of about $23 million of leverage on net assets of about $137 million. Income generating equity and other assets comprised over 98% of the investment portfolio, with the balance represented by fixed income securities. As the Fund pursues its primary investment objective of seeking high current income, with capital appreciation as a secondary objective, these holdings and allocations are subject to change at any time.

Prospectus
Fees and Expenses
4.	Comment: Please confirm that a line item for Acquired Fund Fees and Expenses disclosure is not required in the Fees and Expenses table.
Response:  The Fund confirms that Acquired Fund Fees and Expenses did not exceed 0.01% of average net assets, therefore, the Fund included these fees and expenses under the subcaption "Other Expenses" as instructed by Instruction 10(a) to Item 3 of the Form N-2.
5.
Comment:  The Total Annual Fund Operating Expenses in the Fees and Expenses table is 1.41%.   The Financial Highlights for the six-months ended June 30, 2015 indicate that the ratio of average net assets of total expenses is 1.84% annualized.  Please explain why the Total Annual Fund Operating Expenses in the Fees and Expenses table is so much lower.

Response: The Fees and Expenses table in the base prospectus of the Registration Statement is based on management fees, interest, and other expenses incurred during the Fund's fiscal year ended December 31, 2014, as adjusted for current accruals, and assuming the entire $150 million of Shares being registered has been sold.  The actual expense ratio for fiscal year 2014 was 1.55%; the pro forma figure of 1.41% results from such expenses being spread over a larger net asset base (including $150 million of Shares). We will adjust the disclosure in the base prospectus to make this point clear when we file the Rule 497(c) final form of base prospectus.  The expense ratio in the Financial Highlights table of the Fund's semi-annual report for the six months ended June 30, 2015 of 1.84% (annualized) reflects a smaller average net asset base, as well as greater expenses in the period.  When the Fund engages in a "take down" of Shares pursuant to the Registration Statement, it will file a prospectus supplement to describe the Shares being offered.  The Fees and Expenses table of any such prospectus supplement will assume that the Shares being offered in the take down (not the entire $150 million of Shares) have been sold, and disclosure to this effect will be included to make this point clear.
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Please contact the undersigned at (608) 284-2226 should you have additional questions or comments regarding this filing.
Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill